UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32362 / November 22, 2016

In the Matter of	:
	:
NF INVESTMENT CORP.	:
CARLYLE GMS FINANCE, INC.	:
NFIC SPV LLC	:
CARLYLE GMS FINANCE SPV LLC	:
CARLYLE GMS FINANCE MM CLO 2015-1 LLC	:
CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.	:
TCG SECURITIES, L.L.C.	:
	:
520 Madison Avenue, 38th Floor	:
New York, NY 10022	:
	:
(812-14472)	:
	:

ORDER UNDER SECTIONS 17(d), 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

NF Investment Corp., Carlyle GMS Finance, Inc., NFIC SPV LLC, Carlyle GMS Finance SPV LLC, Carlyle GMS Finance MM CLO 2015-1 LLC, Carlyle GMS Investment Management L.L.C., and TCG Securities, L.L.C. filed an application on May 22, 2015, and amendments to the application on October 8, 2015, March 30, 2016, and August 4, 2016, requesting an order under sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d), 57(a)(4) and 57(i) of the Act. The order would amend a prior order[1] to permit certain business development companies and registered closed-end management investment companies (collectively, "Regulated Funds") to co-invest in portfolio companies with each other and with certain other affiliated investment funds and broker-dealers.

On October 27, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32340). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

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[1] NF Investment Corp., et al., Investment Company Act Rel. Nos. 30900 (Jan. 31, 2014) (notice) and 30968 (Feb. 26, 2014) (order).

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d), 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by NF Investment Corp., et al. (File No. 812-14472) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary